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                              September 20, 2021

       Nils A. Ollquist
       Chief Executive Officer and Director
       BROOKMOUNT EXPLORATIONS INC
       1 East Liberty, Suite 500
       Reno, NV 89501

                                                        Re: BROOKMOUNT
EXPLORATIONS INC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed September 7,
2021
                                                            File No. 024-11533

       Dear Mr. Ollquist:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed September 7,
2021

       Business, page 22

   1. We note your disclosure of inferred resources in this section and elsewhere in your filing.
                                                        Disclosure using
non-compliant mineral definitions under Industry Guide 7, such as resource estimates, is
prohibited. Please remove all resource disclosure from your filing.
                                                        See Instructions to
Paragraph (b)(5) of Industry Guide 7.
 Nils A. Ollquist
FirstName  LastNameNils  A. Ollquist INC
BROOKMOUNT        EXPLORATIONS
Comapany 20,
September  NameBROOKMOUNT
               2021               EXPLORATIONS INC
September
Page 2     20, 2021 Page 2
FirstName LastName
Exploration and Development Stage, page 22

2. We note your response to comment 1, indicating you have revised your disclosure to clarify your properties without reserves are exploration stage properties. However your
         statements on page 2, 22, 33, and F-7 & 17    Brookmount Explorations,
Inc. is an operator
         of producing gold properties in the Republic of Indonesia.    and on
page 22    The Yukon
         Territory Facility is in development stage    contradict your
response. Since you do not
         disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with terms such as explore or exploration. See Industry Guide 7 (A)(4).
3. We note your response to comment 2, but cannot reconcile your property description found on page 26 to your map/photo for your Talawaan property on page
27. We are also
         unable to locate your Alason property based on your description. Please revise or clarify the locations of your properties (e.g., by using a commonly recognizable coordinate system such as latitude/longitude). Ensure that your revised disclosure demonstrates the proximity of your properties as described in your disclosure to their locations based on the map / photo presented in your filing. See Industry Guide 7 (B)(1). Consolidated Financial Statements for the Quarters Ended May 31, 2021 and 2020, page F-1

4. Please revise to provide financial statements that cover at least the first six months of your fiscal year and the corresponding period of the preceding fiscal year. The interim financial statements currently presented appear to be for the three month periods ending
         May 31, 2021 and 2020. See Part F/S(b)(5) of Form 1-A.
General

5. We note your response to our prior comment 5. Please provide an additional analysis explaining your conclusion that your principal place of business is in Canada. For example, it does not appear that your officers primarily direct, control and coordinate your activities from Canada. In that regard, your response and disclosures suggest that only your Operations Director for North America is based in Canada, and that the management team with the authority to make material decisions for the Company is predominantly based in Asia. Please advise. Refer to Securities Act Rule 251(b)(1) and, for additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation
         182.03.
6. We note the new disclosure that on June 4, 2021, the Company entered into a Securities
         Exchange Agreement with the shareholders of 2206555 Alberta Inc., an Alberta company acting as Gennex Gold. Please clarify whether there are contingencies to the completion of this transaction and file the Securities Exchange Agreement as an exhibit with your offering statement.
 Nils A. Ollquist
FirstName  LastNameNils  A. Ollquist INC
BROOKMOUNT        EXPLORATIONS
Comapany 20,
September  NameBROOKMOUNT
               2021               EXPLORATIONS INC
September
Page 3     20, 2021 Page 3
FirstName LastName
       You may contact Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you
have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact Ken Schuler, Mining Engineer, at
(202) 551-3718. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan
Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:      Brett Verona